UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2009

Commission File Number: 0-30628

ALVARION LTD.

(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number
1.	Press release on Alvarion® Reports Q3 2009 Results. Dated November 4th , 2009	10

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 4th, 2009	ALVARION LTD. By: /s/ Efrat Makov —————————————— Efrat Makov CFO

EXHIBIT 1

Contacts
Efrat Makov, CFO	Claudia Gatlin, Investor Relations
+972-3-645-6252	+212-830-9080
+760-517-3187	claudia.gatlin@alvarion.com
efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Alvarion® Reports Q3 2009 Results

Tel Aviv, November 04, 2009 – Alvarion Ltd. (NASDAQ:ALVR), the world’s leading provider of WiMAX™ and wireless broadband solutions, today announced financial results for the third quarter ended September, 30, 2009.

Business highlights include:

—	Selected as vendor to Clearwire International
—	Implementing turnkey projects in U.S., Taiwan, Italy and Kenya
—	Two new customer wins through expanded NSN partnership
—	Introduced outdoor macro base station and WiMAX solution for license exempt frequencies

Q3 Financial Highlights:

—	Returned to Non-GAAP Profitability in Q3 and Year-to-Date Results
—	Revenues stable sequentially
—	GAAP net loss of ($0.02) per share; Non-GAAP net income of $0.00 per share
—	WiMAX shipments down 4% sequentially to $37.5 million, reflecting project delays
—	WiMAX revenues down 10% sequentially to $40.5 million
—	Order pattern continues gradual improvement

In the third quarter of 2009, total revenues were $58.4 million, a decrease of 0.6% from $58.7 million in the second quarter of 2009, and a decrease of 21% from $74.3 million in the third quarter of 2008.

GAAP net loss in the third quarter of 2009 was ($1.0) million, or ($0.02) per share, compared to net loss of ($4.0) million, or ($0.06) per share in Q2 2009. GAAP net income in the third quarter of 2008 was $0.8 million, or $0.01 per share.

Excluding the amortization of intangibles, stock based compensation expenses and other charges, net, on a non-GAAP basis, the company reported net income in the third quarter of 2009 of $0.2 million, or $0.00 per diluted share, compared with non-GAAP net loss of ($0.6) million, or ($0.01) per diluted share in the second quarter of 2009, and non-GAAP net income of approximately $3.0 million, or $0.05 per diluted share in the third quarter of 2008. Please refer to the accompanying financial table for reconciliation of GAAP financial information to non-GAAP for the third quarter of 2009 and the comparative periods.

Cash used in operations was ($4.7) million. As of September 30, 2009, cash, cash equivalents and investments were $125 million.

Comments from Management

“We achieved non-GAAP breakeven results on approximately the same level of revenues as the second quarter, as a result of higher gross margin from a favorable revenue mix combined with our success in improving operating leverage,” said Tzvika Friedman, president and CEO of Alvarion. “Our challenge in Q3 related mainly to the impact on revenues of regulatory delays in making spectrum available and the tight credit environment which slowed the pace of some deployments. Meanwhile, fundamental demand remains robust, the WiMAX ecosystem is expanding, and operators are experiencing subscriber growth. As a result, operators’ interest in our solution is also growing, and we continue to be encouraged by the gradual improvement in order intake.

“We expect a similar quarter in Q4, followed by a gradual recovery which is expected to begin during the first half of 2010 based on improving demand, plus our ability to reach revenue recognition milestones on projects already won. Catalysts for improving demand may include easing of tight credit conditions, new projects funded under the U.S. broadband stimulus program, and WiMAX license auctions in India. By the end of 2009, the result of streamlining and simplifying the organization will have taken full effect, bringing our revenue breakeven level to approximately $58 million. This will position us to benefit from further operating leverage as revenues improve.

“Longer term, we expect continued growth in demand for WiMAX based on low broadband penetration in many countries and continuing growth in demand for data-intensive applications on mobile platforms, aided by additional spectrum availability and the proliferation of new devices.”

Q4 2009 Guidance.

The company’s revenue guidance for Q4 2009 is from $55 to $63 million. Based on the indicated revenue range, Q4 non-GAAP per share results are expected to range between a loss of ($0.04) and profit of $0.02. GAAP per share results are expected to range between a loss of ($0.07) and ($0.01).

Alvarion management will host a conference call today, November 4, at 9:00 a.m. Eastern time to discuss the quarter.

Please call the following dial in number to participate:
USA: (800) 230-1074; International: +1(612) 332-0820.

The public is invited to listen to the live webcast of the conference call.
For details please visit Alvarion’s website at www.alvarion.com.
An archive of the online broadcast will be available on the website.

A replay of the call will be available from 11:00 a.m. EST on November 4, 2009 through 11:59 p.m. EST on December 4, 2009.

To access the replay, please call:
USA: (800) 475-6701
International: +1(320) 365-3844.
To access the replay, users will need to enter the following code: 117463.

About Alvarion

Alvarion (NASDAQ: ALVR) is the largest WiMAX pure-player with the most extensive WiMAX customer base and over 250 commercial deployments around the globe. Committed to growing the WiMAX market, the company offers solutions for a wide range of frequency bands supporting a variety of business cases. Through its OPEN™ WiMAX strategy, superior IP and OFDMA know-how, and ability to deploy end-to-end turnkey WiMAX projects, Alvarion is shaping the new wireless broadband experience (www.alvarion.com).

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: potential impact on our business of the current global recession, the inability of our customers to obtain credit to purchase our products as a result of global credit market conditions, the failure to fund projects under the U.S. broadband stimulus program, continued delays in WiMAX license allocation in certain countries, the failure of the market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WiMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, services provisioning, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers, and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion’s future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.

“WiMAX Forum” is a registered trademark of the WiMAX Forum. “WiMAX,” the WiMAX Forum logo, “WiMAX Forum Certified” and the WiMAX Forum Certified logo are trademarks of the WiMAX Forum.

“Alvarion” and “4Motion” are the registered trademarks of Alvarion Ltd. “OPEN” is the trademark of Alvarion Ltd.

All other companies’ names, products, services may be the properties of their respective owners.

ALVARION LTD. & ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share data)

	Nine Months Ended September 30,	Nine Months Ended September 30,	Three Months Ended September 30,	Three Months Ended September 30,	Three Months Ended June 30,
	2009	2008	2009	2008	2009

Sales	$184,998	$211,187	$58,383	$74,279	$58,741

Cost of sales	100,252	109,032	30,925	39,098	32,089

Gross profit	84,746	102,155	27,458	35,181	26,652

Operating expenses:
Research and development, net	39,749	45,033	12,330	14,129	12,779
Selling and marketing	39,165	45,612	12,824	16,054	12,970
General and administrative	11,503	14,040	3,757	4,731	3,723
Amortization of intangible assets	99	1,594	33	328	33
Restructuring and other related expenses (*)	919	-	-	-	919

Total Operating expenses	91,435	106,279	28,944	35,242	30,424

Operating loss	(6,689)	(4,124)	(1,486)	(61)	(3,772)

Other loss	(749)	-	-	-	(749)

Financial income, net	1,551	3,514	454	864	518

Net income (loss)	(5,887)	(610)	(1,032)	803	(4,003)

Basic net earnings (loss) per share:	$(0.09)	$(0.01)	$(0.02)	$0.01	$(0.06)

Weighted average number of shares used in computing basic net earnings (loss) per share	61,999	63,123	62,054	63,170	61,995

Diluted net earnings (loss) per share:	$(0.09)	$(0.01)	$(0.02)	$0.01	$(0.06)

Weighted average number of shares used in computing diluted net earnings (loss) per share	61,999	63,123	62,054	64,392	61,995

(*)	Results of the organizational change performed in April 2009.

ALVARION LTD. & ITS SUBSIDIARIES
RECONCILIATION BETWEEN GAAP TO NON-GAAP STATEMENT OF INCOME (*)
U.S. dollars in thousands (except per share data)

	GAAP	Three Months Ended September 30, 2009 Adjustments		Non-GAAP	Three Months Ended June 30, 2009 Non-GAAP

Sales	$58,383	$-		58,383	$58,741

Cost of sales	30,925	(93	)(a)	30,832	31,946

Gross profit	27,458	93		27,551	26,795

Operating expenses:
Research and development, net	12,330	(493	)(a)	11,837	12,234
Selling and marketing	12,824	(357	)(a)	12,467	12,464
General and administrative	3,757	(234	)(a)	3,523	3,220
Amortization of intangible assets	33	(33	)(b)	-	-

Total Operating expenses	28,944	(1,117)		27,827	27,918

Operating profit (loss)	(1,486)	1,210		(276)	(1,123)

Financial income, net	454	-		454	518

Net income (loss)	(1,032)	1,210		178	(605)

Basic net earnings (loss) per share	$(0.02)			0.00	$(0.01)

Weighted average number of shares used in computing basic net earnings (loss) per share	62,054			62,054	61,995

Diluted net earnings (loss) per share	$(0.02)			0.00	$(0.01)

Weighted average number of shares used in computing diluted net earnings (loss) per share	62,054			64,605	61,995

(a)	The effect of stock-based compensation. The Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" on January 1, 2006 using the modified-prospective transition method.

(b)	The effect of amortization of intangible assets.

ALVARION LTD. & ITS SUBSIDIARIES
DISCLOSURE OF NON-US GAAP NET INCOME

FOR COMPARATIVE PURPOSES NET INCOME AND EARNINGS PER SHARE FROM CONTINUING OPERATIONS
EXCLUDING AMORTIZATION OF ACQUIRED INTANGIBLES, STOCK BASED COMPENSATION EXPENSES,
RESTUCTURING EXPENSES AND ONE TIME CHARGES

U.S. dollars in thousands (except per share data)

	Nine Months Ended September 30,	Nine Months Ended September 30,	Three Months Ended September 30,	Three Months Ended September 30,	Three Months Ended June 30,
	2009	2008	2009	2008	2009

Net income (loss) according to US GAAP	$(5,887)	$(610)	$(1,032)	$803	$(4,003)

Amortization of acquired intangibles	99	1,594	33	328	33

Stock based compensation expenses related to SFAS 123R	4,447	5,772	1,177	1,892	1,697

Restructuring and other related expenses (*)	919	-	-	-	919

Other loss	749	-	-	-	749

Net Income (loss) excluding amortization of acquired intangibles,
stock based compensation and restructuring expenses	$327	$6,756	$178	$3,023	$(605)

Basic net earnings (loss) per share excluding amortization of
acquired intangibles, stock based compensation and restructuring expenses	$0.01	$0.11	$0.00	$0.05	$(0.01)

Weighted average number of shares used in computing basic net earnings (loss) per share	61,999	63,123	62,054	63,170	61,995

Diluted net earnings (loss) per share excluding amortization of
acquired intangibles, stock based compensation and restructuring expenses	$0.01	$0.10	$0.00	$0.05	$(0.01)

Weighted average number of shares used in computing diluted net earnings (loss) per share	64,073	64,496	64,605	64,392	61,995

(*)	Results of the organizational change performed in April 2009.

ALVARION LTD. & ITS SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	September 30, 2009	June 30, 2009

ASSETS

Cash, cash equivalents, short-term and long-term investments	$125,294	$131,579
Trade receivables	53,330	49,348
Other accounts receivable	10,483	9,805
Inventories	40,153	48,619
Severance pay fund	14,250	12,847

PROPERTY AND EQUIPMENT, NET	17,412	17,686

GOODWILL AND OTHER INTANGIBLE ASSETS	57,273	57,306

TOTAL ASSETS	$318,195	$327,190

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Trade payables	$35,720	$47,281
Other accounts payable and accrued expenses	44,750	46,231

Total current liabilities	80,470	93,512

ACCRUED SEVERANCE PAY	18,616	17,534

TOTAL LIABILITIES	99,086	111,046

SHAREHOLDERS' EQUITY	219,109	216,144

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$318,195	$327,190

ALVARION LTD.& ITS SUBSIDIARIES
Consolidated Statement of Cash Flows
U.S. dollars in thousands

Three Months ended September 30, 2009

Cash flows from operating activities:
Net loss	$(1,032)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	1,905
Stock based compensation expenses related to SFAS 123R	1,177
Amortization of intangibles assets	33
Increase in trade receivables	(3,982)
Decrease in other accounts receivable and prepaid expenses	2,101
Decrease in inventories	8,466
Decrease in trade payables	(11,561)
Decrease in other accounts payables and accrued expenses	(1,481)
Accrued severance pay, net	(321)

Net cash used in operating activities	(4,695)

Cash flows from investing activities:
Purchase of fixed assets	(1,631)

Net cash used in investing activities	(1,631)

Cash flows from financing activities:
Proceeds from exercise of employees' stock options	41

Net cash provided by financing activities	41

Decrease in cash, cash equivalents, short-term and long-term investments	(6,285)

Cash, cash equivalents, short-term and long-term investments at the beginning of the period	131,579

Cash, cash equivalents, short-term and long-term investments at the end of the period	$125,294